# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NYLI MacKay Muni Income Opportunities Fund, CIK 0001995668
CUSIP: 56062L100
Title of class of securities: Class I Common Shares
Address of issuer's principal executive offices: 51 MADISON AVENUE, NEW YORK, New York (NY), 10010
Date of event which requires filing of this statement: 05/01/2026
Amends the filing with accession number 0001085146-24-001646
Filed by CIK 0001133639
Persons authorized to receive notices and communications: Kevin Bopp, 51 MADISON AVE, NEW YORK, New York (NY), 10010, 201-685-6187

## Reporting persons
- NEW YORK LIFE INVESTMENT MANAGEMENT LLC (CIK 0001133639): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "SEC") on March 25, 2024. Each item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Class I Common Shares
Name of issuer: NYLI MacKay Muni Income Opportunities Fund
Address of issuer's principal executive offices: 51 MADISON AVENUE, NEW YORK, New York (NY), 10010
Comment:
Item 1 of the Schedule 13D is hereby amended and restated as follows:

This statement on Schedule 13D relates to Class I common shares ("Class I Shares") of NYLI MacKay Municipal Income Opportunities Fund (the "Issuer" or "Fund"), a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), as a non-diversified, closed-end management investment company. The principal executive office of the Fund is located at 51 Madison Ave, New York, NY 10010.

## Item 2. Identity and Background
Name of person filing:
New York Life Investment Management LLC (NYLIM)

NYLIM's sole member and sole interest holder is New York Life Investment Management Holdings LLC, a Delaware limited liability company whose business address is 51 Madison Ave, New York, NY 10010. New York Life Investment Management Holdings LLC has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The members of the boards of managers and executive officers of NYLIM and New York Life Investment Management Holdings LLC are listed in Exhibit A.
Residence or business address: 51 Madison Ave, New York, NY 10010
Present principal occupation or employment: NYLIM is a registered investment adviser and serves as investment adviser to the Issuer.
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: NYLIM is organized in the State of Delaware

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On March 25, 2024, in order to launch the Funds Class I Shares, NYLIM provided a seed investment in the Fund by acquiring 4,992,500 Class I Shares for $10.00 per share (the Seed Investment). The funds used to purchase the shares of Issuers Class I Shares in the above transaction were from existing available operating capital of NYLIM, and none of the consideration for such shares was represented by borrowed funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated as follows:

The reported securities were initially acquired solely to seed and support the Fund. On May 1, 2026, NYLIM distributed all of its interests in the Fund's Class I Shares, consisting of 5,426,013.221 shares, to its sole member, New York Life Investment Management Holdings LLC, which in turn contributed all such shares to its wholly owned subsidiary, NYLIM Capital LLC. Both the distribution and the contribution were effected at a price of $10.15 per share. The transfers were part of a reorganization to consolidate various seed capital holdings under a single legal entity to facilitate improved tracking and oversight of such seed capital investments.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

As of the date of this filing, the Reporting Person may be deemed the beneficial owner of 0 securities of the Issuer, representing 0% of the Issuer's issued and outstanding Class I Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

As of the date of this filing, the Reporting Person may be deemed to have the power to vote and dispose of 0 Class I Shares.
Transactions in the class effected during the past sixty days: Except as disclosed in this Schedule 13D, the Reporting Person has not effected any transactions in Class I Shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not Applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated as follows:

As a result of the transaction described above, NYLIM ceased to be the beneficial owner of more than five percent of the Class I Shares of the Fund on May 1, 2026. Accordingly, this Amendment No. 1 constitutes the final amendment to the Schedule 13D filed by NYLIM and is an exit filing for NYLIM.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and restated as follows:

New York Life Investment Management Holdings LLC is the sole member and sole interest holder of NYLIM as described in response to Item 2.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit A: NYLIM and New York Life Investment Management Holdings LLC's Members of the Board of Managers and Executive Officers.

## Signatures
- NEW YORK LIFE INVESTMENT MANAGEMENT LLC: /s/ Kirk Lehneis, Kirk Lehneis, Head of US Retail (06/08/2026)